Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

January 27, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: Equifax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Response dated November 6, 2013
File No. 001-06605

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 2, 2014 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the Quarter Ended September 30, 2013 (the “Form 10-Q”), filed by Equifax Inc. (“we,” “us,” “our,” “Equifax” or the “Company”) and the Company’s responses to prior Staff comments referenced above.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

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1.	We have reviewed your response to prior comment one. You state in your response that “(i)n connection with Equifax’s December 28, 2012 acquisition of certain credit services business assets and operations of CSC Credit Services Inc. (the Acquisition), we initially recorded an indefinite lived intangible asset disclosed as contractual/territorial rights valued at $159 million. We have now concluded that this asset represents a reacquired right as defined in ASC 805-20-25-14”. We also note that in your December 31, 2012 Form 10-K you identified the purchase price as being final, except for certain items that did not appear to relate to your acquired intangible assets. In that regard, please:

•	tell us the basis for initially determining that the intangible assets acquired were contractual/territorial rights that were indefinite lived;
•	explain, in detail, why you now believe that these intangible assets are reacquired rights that have a finite life; and
•	explain, in detail, why the value of the intangible assets decreased from $159 million to $73 million. Specifically address the change in the term of the life and all other factors that impacted the value.

Response

In connection with our December 28, 2012 acquisition of the credit services business assets and operations of Computer Sciences Corporation, Inc., a subsidiary of Computer Sciences Corporation (the “CSC Acquisition”) Equifax recorded working capital and tangible net assets of $16 million, finite-lived intangible assets of $518 million, contractual/territorial rights of $159 million and goodwill of $307 million. The contractual/territorial rights were described in our historic SEC filings as “contractual/territorial rights representing the estimated fair value of rights to operate in certain territories acquired through the purchase of independent credit reporting agencies in the U.S. and Canada”.

As background to this discussion, Equifax entered into an agreement with CSC in 1988, which along with several subsequent amendments (collectively the “Affiliation Agreement”) established terms for the relationship between Equifax and CSC. Through the Affiliation Agreement, Equifax had conveyed to CSC certain rights in what was defined as the CSC territory (i.e. specific postal zip codes in the United States). Specifically, Equifax had granted CSC the right to use Equifax credit information to sell to third parties in the CSC territory using the Equifax trade name as well as the right to use Equifax information technology systems and products. Equifax reacquired all rights granted by the Affiliation Agreement as a part of the CSC acquisition and as a result Equifax has a reacquired right. The $159 million asset which we initially incorrectly described in our 2012 Annual Report on Form 10-K as a contractual/territorial right was the right reacquired from CSC. Notwithstanding its description in the financial statements, it was incorrectly valued using an indefinite period. As we discuss in detail later in this response, we subsequently corrected our accounting and treated the reacquired right as a definite-lived intangible asset both from a valuation perspective as well as its amortization period.

In December 2012, when we originally accounted for the business combination, we considered the reacquired right to be indefinite in nature because of the ability of CSC to renew the arrangement was effectively indefinite. The agreement contained an “evergreen” clause providing for automatic renewal after the initial ten-year term for successive ten-year terms, indefinitely, unless CSC provided written notice to us of its election to terminate by a specified period of time prior to the end of the applicable term. Equifax did not have the right (without cause) to cancel or not renew the agreement or prohibit CSC from not renewing.

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We did not appropriately consider the guidance in ASC 805-20-25-14 which limited the life, and resulting value, of a reacquired right to the “remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value”, a concept that was not codified in GAAP until 20081. While the Affiliation Agreement contained an “evergreen” renewal provision, the current term expired on August 1, 2018. The valuation of the asset was modified to use a discounted cash flow model with cash flows through August 1, 2018 as compared to the perpetual cash flows in the initial valuation. The modified valuation resulted in a value of $73 million being ascribed to the rights that we reacquired in the business combination as compared to the $159 million we had valued the assets based upon an indefinite life. The $86 million difference between the $159 million original value and the revised value of $73 was recorded to goodwill as all other identifiable assets had already been appropriately valued.

2.	You state in your response that “Equifax has concluded that the adjustment to the accounting for the business combination, and the related adjustments to amortization expense, which should have been recorded at December 31, 2012 and in subsequent periods, do not require restatement of previously issued financial statements. The conclusion is based on both the materiality of the adjustments as well as an evaluation of all of the qualitative factors in Staff Accounting Bulletin 99”. Please provide us with your analysis under SAB 99 and tell us what qualitative factors the company considered in making the assessment that the misapplication of GAAP to a significant portion of the $1 billion acquisition of CSC was not material.

Response

Prior to the filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2013, Equifax performed a detailed SAB 99 analysis. These factors were documented in a memo, which we shared with our independent auditors. We presented a summary of this memo to the Audit Committee of our Board of Directors prior to the filing of our September 30, 2013 Form 10-Q.

The analysis evaluated the impact of the corrected valuation on key financial statement balances reported in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2013 and June 30, 2013 and September 30, 2013. In addition, we evaluated the financial measures used generally in the market to value our stock (EBITDA and Revenue) and concluded that because none of the adjustments had any impact on these financial measures, we should focus our analysis on the impact of the error on our financial statements. That analysis follows (dollar values in millions):

1 FAS 141(R) was required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008

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Consolidated Balance Sheet at December 31, 2012

			% of
			Reported
	Reported	Adjustment	Balance
Goodwill	$2,290.4	$87.9	3.8%
Indefinite-lived intangibles	254.4	(158.8)	62.4%
Purchased intangibles, net	987.7	70.9	7.2%
Total assets	4,511.1	-

Consolidated Balance Sheet at March 31, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Goodwill	$2,253.5	87.9	3.8%
Indefinite-lived intangibles	254.5	(158.8)	62.4%
Purchased intangibles, net	945.7	67.6	7.2%
Total assets	4,387.2	(3.3)	0.1%

Consolidated Balance Sheet at June 30, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Goodwill	$2,248.3	87.9	3.8%
Indefinite-lived intangibles	254.3	(158.8)	62.5%
Purchased intangibles, net	918.4	64.3	7.0%
Total assets	4,373.6	(6.6)	0.2%

Consolidated Statement of Operations for the three months ended March 31, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Depreciation and amortization	$47.9	3.3	6.9%
Operating income	149.0	(3.3)	2.2%
Net income attributable to Equifax	101.1	(2.0)	2.0%

Consolidated Statement of Operations for the three months ended June 30, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Depreciation and amortization	$44.1	3.3	7.5%
Operating income	158.1	(3.3)	2.0%
Net income attributable to Equifax	90.5	(2.0)	2.2%

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Consolidated Statement of Operations for the six months ended June 30, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Depreciation and amortization	$92.0	6.6	7.2%
Operating income	307.1	(6.6)	2.1%
Net income attributable to Equifax	191.6	(4.0)	2.1%

Consolidated Statement of Operations for the three months ended September 30, 2013

			% of
			Reported
	Reported	Adjustment	Balance
Depreciation and amortization	$51.8	(6.6)	12.7%
Operating income	150.0	6.6	4.4%
Net income attributable to Equifax	83.5	4.0	4.8%

We considered first the overall impact to income and total assets in each of the periods and determined that the impact of the errors was not material. We then looked at the other measures listed above and while some were larger by percentage, the overall impact was not considered to be material. Equifax considered the 62% overstatement in indefinite lived intangibles on the balance sheet and concluded that users of the financial statements would not view the indefinite-lived intangibles substantially differently than goodwill. Combining the indefinite lived intangibles and goodwill, which are summarized above, results in an overstatement of 2.9% at each balance sheet date, which is not material. Further, we did not have impairments in any periods and these adjustments would not have created an impairment to any of the intangible assets.

As it related to the 2012 income statement, because the acquisition occurred on December 28, 2012, the total income statement impact for three days of amortization expense in 2012 would have been approximately $100K, which we determined to be clearly inconsequential.

We also considered whether our SAB 99 analysis would be materially affected by other unadjusted differences and concluded it would not. We believe it is appropriate and consistent with the guidance on materiality that our analysis was performed on the impact of the adjustment to the financial statements taken as a whole rather than evaluating the impact of the adjustment on the accounting for a discrete transaction.

Equifax’s qualitative assessment of the adjustment included, but was not limited to, the following factors which include the assessment of Equifax management:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

While the purchase price allocation includes a level of estimation, the identification of the reacquired rights does not.

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•	Whether the misstatement masks a change in earnings or other trends.

Based on the materiality discussed above any adjustment would not have a material impact on earnings or impact reported trends. In 2013, Equifax reported growth in earnings of 41.4%, 18.5% and 13.4% in the first, second and third quarters, respectively.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

The analysts which cover Equifax set expectations on “adjusted EPS” which excluded acquisition related amortization. Therefore, the analysts’ estimates would not have been impacted by the adjustment.

•	Whether the misstatement changes a loss into income or vice versa.

No

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The amortization expense impacts the US Consumer Information Solutions segment of Equifax, the Company’s largest segment. The segment has historical quarterly margins over the last three years in the range of 37-41% and generated in excess of $90M of operating profit in each of the first two quarters of 2013 which would not have been materially impacted by the adjustments. The reported margin from all three quarters of 2013, along with the margin as if the reacquired right was properly calculated in the initial purchase price allocation is as follows:

Quarter Ended	As Reported	Revised
March 31, 2013	37.5%	36.2%
June 30, 2013	40.2%	38.9%
September 30, 2013	37.9%	40.4%

Note as well that the impact of amortization expense on margin is disclosed in the MD&A of the September 30, 2013 Form 10-Q.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

No

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

No

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•	Whether the misstatement has the effect of increasing management's compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No, acquisition related amortization expense does not directly factor into any incentive compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

No

Based on the above, Equifax concluded that the error was not material and no historical financial information needed to be restated.

3.	Please tell us whether or not this misapplication of GAAP impacted the company’s prior assessment of Internal Controls over Financial Reporting and whether or not this resulted in any changes in your internal controls.

Response

Equifax considered the following factors when evaluating the deficiency in our internal controls over financial reporting at December 31, 2012 related to the recording of intangible assets acquired in a business combination:

•	The recorded adjustment resulted in a balance sheet reclassification of $73 million from an indefinite lived intangible asset to a finite lived intangible asset and will result in a corresponding amount of amortization expense being recorded through 2018.

•	We performed a review of the factors that would indicate a control deficiency is a material weakness. While the potential magnitude of the adjustment could have resulted in a cumulative adjustment to amortization expense that could have been material to a future year’s earnings, there were no other factors which were further indicators of a material weakness. Among the factors considered were the fact the adjustment had no impact on “adjusted EPS”, the primary focus of investors and analysts or any common analysis used to make investment decisions. Further there is no indication that there is not effective oversight of external financial reporting and internal control over financial reporting by those charged with governance at Equifax and the control deficiency was not the result of fraud on behalf of management of Equifax.

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Notwithstanding our conclusion that the error did not represent a material misstatement, the Company concluded that the deficiency could have resulted in a cumulative adjustment to amortization expense that could have been material to a future year’s earnings. Therefore, Equifax management has concluded there was a material weakness in internal controls over financial reporting as of December 31, 2012 relating to the recording of intangible assets acquired in business combinations.

The foregoing deficiency was remediated during 2013 as the Company added an internal control over the accounting for business combinations to require as part of the accounting for any business combination that a review of accounting standards issued since the previous business combination be conducted. Additionally when an unusual asset has been identified for potential valuation a review of all accounting standards for business combinations will be conducted. With the acquisition of the CSC acquisition we have no remaining credit reporting affiliates and as a result there are no future acquisitions that would involve reacquired rights of this nature.

We will describe the material weakness that existed as of December 31, 2012 in our 2013 Form 10-K under Item 9A Controls and Procedures in the description of Changes in Internal Control over Financial Reporting. We will also note that the material weakness has been remediated.

4.	Please explain why the remaining $96 million of indefinite-lived intangible assets are now described as acquired operating agreements, and continue to be accounted for as indefinite-lived intangible assets. Please tell us how, in light of your ability to limit the contractual term of the rights conveyed in the operating agreements, you determined that the reacquisition of those rights have an indefinite term. Include reference to authoritative literature used as guidance.

Response

We revised the description of our indefinite-lived intangible asset of $96 million in the September 30, 2013 Form 10-Q as we believed the previous description may have implied we had a contract that gave us exclusive rights to a territory, similar to an FCC license for wireless spectrum or a municipal franchise for cable television services. However, as described below the $96 million indefinite-lived intangible asset is a reacquired right.

The $96 million indefinite-lived intangible asset represents amounts recorded as a result of 20 different affiliate acquisitions from 2001 through 2005. Each affiliate that was acquired had an affiliation agreement with Equifax, which granted them essentially the same rights as granted to CSC which were described above in our response to comment one. Consistent with the CSC acquisition in 2012, the respective affiliation agreements were terminated in connection with each historical acquisition and Equifax reacquired the rights which had been granted to the affiliate. That asset was effectively what was later codified in accounting literature as a reacquired right.

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When the 2001-2005 acquisitions took place (resulting in $96 million of contractual/territorial rights – reacquired rights), the guidance in paragraph 31 of FAS 141(R), which was subsequently codified in ASC 805-20-25-30 had not been issued2. That guidance (FAS 141(R) and ASC 805) limited the life, and resulting value, of a reacquired right to the “remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value”. Neither FAS 141/142 nor EITF 04-1 placed a limit on the life of a reacquired right as acknowledged by the remarks of the SEC staff at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

Paragraph 11 of FAS 142 indicated that, “the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity”. The guidance stated that the useful life of an intangible asset to a reporting entity shall be based on an analysis of all pertinent factors. The following factors, which include the assessment by Equifax management, are specifically noted in FAS 142.

•	The expected use of the asset by the entity

Equifax will use the reacquired rights as part of our core credit reporting business that has existed since the Company’s founding in 1899. The credit reporting industry has existed in the United States for over 100 years. There has historically been increases in demand for credit reporting information and services and there is, and continues to be, no anticipated changes in that trend. The demand by consumers for credit, and a willingness of creditors to engage in lending, is anticipated to continue for an indefinite period.

•	The expected useful life of another asset or group of assets to which the useful life of the intangible may relate

The reacquired rights are used in connection with the credit files which we own and maintain on consumers in the locations that we operate. Credit files acquired as part of the historical affiliate acquisitions were separately valued and recorded as an intangible asset with a life of fifteen years. The fifteen year life is reflective of the fact that files within the credit database existing at the time of an acquisition will be replaced over time with files for consumers who previously were not part of the credit seeking population in a given location due to population changes within the location served by the acquired affiliate. Equifax will continue to maintain a credit database of active consumers well past the fifteen year life of purchased credit files as evidenced by our continued existence as a credit bureau. Therefore, we will indefinitely maintain a credit file database and there will be no limit to the use of the reacquired rights as the useful lives of the two assets are not correlated.

•	Any legal, regulatory, or contractual provisions that may limit the useful life.

2 FAS 141(R) was applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008

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Upon acquiring the affiliate, and the termination of the affiliate agreement, there were no legal, regulatory or contractual provisions that limited our ability to use the reacquired rights indefinitely. We considered the legal and regulatory environment including standards such as the Fair Credit Reporting Act and concluded there were no issues which would limit our ability to generate cash flows indefinitely. Regulations have focused on consumer protection, the permissible use of information within credit files, and the accuracy of the information contained in a consumers file. The regulations have not limited our ability to maintain and grow our current business. The legal and regulatory issues have effectively created a barrier to entry which limits further competition within the credit reporting industry. There were also no contractual terms of any kind which existed after the acquisition of an affiliate which would have limited our continued use of the reacquired rights.

•	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modification to existing terms and conditions).

As noted in the previous bullet, there are no legal, regulatory or contractual provisions which limit our ability to continue to use the asset. It is noted, that while we don’t believe any correlation between the term of the cancelled affiliation agreements and our ability to use the reacquired rights is required based on the guidance existing at the time of the historical acquisitions, any such evaluation would also result in a conclusion that there was no limit to the continued use of the asset. The affiliation agreements cancelled in connection with many of our larger historical affiliate acquisitions contained evergreen renewal provisions. Where agreements did not have automatic renewal periods, Equifax and the affiliate had historically renewed the agreements without substantial cost. Because lenders with a national presence demanded the ability to access credit files on consumers throughout the United States, the affiliates and Equifax were codependent on the existence of the affiliation agreements to service their customers. Without the affiliation agreements each party to the agreement would have experienced significant business implications. The only likely reason for the affiliation agreements to end was the acquisition of the affiliates by Equifax.

•	The effects of obsolescence, demand, competition, and other economic factors (such as the stability in the industry, known technological advances, legislative actions that results in uncertain or changing regulatory environment, and expected changes in distribution channels).

10

The credit reporting industry is not susceptible to obsolescence or demand issues as evidenced by the discussion above regarding the more than 100 year existence of demand for credit information. Because there is no likely end to demand for credit in the United States, any economic factors would be short term such as a recession, and not limit the indefinite use of the reacquired rights. Equifax has historically competed against two other national credit bureaus. The level of competition among the three does not limit our ability to continue to use the recorded asset. Additionally, the barriers to entry to operate a credit reporting bureau are high, limiting potential competition. These barriers include the need to establish relationships with credit providers to obtain consumer information needed to maintain a credit file and the cost to stand-up the technology and infrastructure needed to maintain the credit reporting information. The existing bureaus have established a reputation as trusted providers of credit information for lenders which would not be easily established by a new competitor.

•	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

The credit reporting industry is not capital intensive and the level of expenditures needed to maintain the assets were factored into the valuation performed at the time the assets were recorded.

In considering the factors above we historically concluded, and continue to believe, that the previously recorded reacquired rights have an indefinite life applying the accounting literature that was effective at the time of the acquisitions.

While Equifax believes the indefinite life of the reacquired rights is appropriate as discussed above, if the reacquired rights were to be considered finite lived, using current accounting literature (ASC 805 and FAS 141(R) - neither of which were effective at the time of the 2001-2005 acquisitions) the valuations of the assets would have been prepared using the remaining contractual term with an average remaining life of 2.2 years – without regard to renewals. This would have resulted in a revised asset value of approximately $15.7 million, a decrease in value of $80.3 million. At December 31, 2013, the adjustment would increase goodwill by $80.3 million as all other identifiable assets were properly valued, decrease deferred tax liabilities by $5.9 million and decrease retained earnings by $10 million, as the reacquired right would have been fully amortized in 2009. The impact to goodwill, deferred taxes and retained earnings represents 3.4%, 2.2% and 0.3%, respectively of the December 31, 2013 balances and would not be considered material if the guidance had required retroactive treatment of reacquired rights valuation.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We sincerely hope that we have thoroughly addressed your comments on our 2012 Form 10-K. Please direct any questions or comments to me at (404) 885-8440 or nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer

Lee Adrean, Corporate Vice President and Chief Financial Officer

John J. Kelley III, Corporate Vice President and Chief Legal Officer

Joseph A. King, Ernst & Young LLP

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